SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             MELLON BANK CORPORATION
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             (Exact Name of Registrant as specified in its Charter)

              PENNSYLVANIA                                25-1233834
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(State of Incorporation or Organization)      (IRS Employer Identification No.)

       ONE MELLON BANK CENTER
       PITTSBURGH, PENNSYLVANIA                           15258-0001
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(Address of Principal Executive Office)                   (Zip Code)

If this form relates to the              If this form relates to the
registration of a class of               the registration of a class of
securities pursuant to Section 12(b)     securities pursuant to Section 12(g)
of the Exchange Act and is effective     of the Exchange Act and is effective
to General Instruction A.(c), please     pursuant to General Instruction A.(d),
check the following box. [X]             please check the following box. [_]

Securities Act registration statement file number to which this form relates:  NONE
         -------
         (If applicable)

Securities to be Registered Pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED:           EACH CLASS IS TO BE REGISTERED:
         -------------------            -------------------------------

         Stock Purchase Rights          New York Stock Exchange, Inc.


Securities to be Registered Pursuant to Section 12(g) of the Act:

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

         This Form 8-A/A is filed to amend and restate the information set forth in the Registration Statement on Form 8-A filed by Mellon Bank Corporation, a Pennsylvania corporation, on October 31, 1996.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 15, 1996, the Board of Directors of Mellon Bank Corporation, a Pennsylvania corporation (the "Company"), declared a dividend payable October 31, 1996 of one right (a "Right") for each outstanding share of common stock, par value $.50 per share ("Common Stock"), of the Company held of record at the close of business on October 31, 1996 (the "Record Time"), or issued thereafter and prior to the Separation Time (as defined in the following paragraph) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights are issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 15, 1996 and amended and restated as of May 17, 1999 (the "Rights Agreement"), between the Company and Mellon Bank, N.A., as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $1.00 per share ("Participating Preferred Stock"), for $56.25 (the "Exercise Price"), subject to adjustment.

         Until the Separation Time, one Right will be associated with one share of Common Stock and the rights will be evidenced only as described below. The "Separation Time" means the close of business on the earlier of:

              (i) The tenth Business Day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined in the following paragraph); and

              (ii) The first date (the "Flip-in Date") of public announcement by the Company that a Person (as defined in the Rights Agreement) has become an Acquiring Person, other than as the result of a Flip-over Transaction or Event (as defined below);

provided that, if any tender or exchange offer referred to in clause (i) of this definition is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed, for purposes of this definition, never to have been made.

         An "Acquiring Person" is any Person who is a Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, but such term does not include:


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


              (i) Any Person who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on October 15, 1996 or who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time hereafter or thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split or by purchase from the Company) of any additional shares of Common Stock;

              (ii) Any Person who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock;

              (iii) Any Person who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person (an "Option Holder") by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock), Beneficially Owned by such Option Holder or its Affiliates or Associates at the time of grant of such option, (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Option Holder after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock, and (D) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) which are held by such Option Holder in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third Persons who are not Affiliates or Associates of such Option Holder or acting together with such Option Holder to hold such shares, or which are held by such Person in respect of a debt previously contracted; and

              (iv) The Company, any wholly-owned Subsidiary of the Company or an employee stock ownership plan or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company or any stock benefit trust established by the Company.

         The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. To the extent issued after the Record Time but prior to the Separation Time, (i) Common Stock certificates and (ii) any confirmation or


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

advice by the Company of issuance or transfer of uncertificated shares of Common Stock shall contain a legend and a notice, respectively, incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the legend or notice, (i) certificates representing certificated shares of Common Stock issued and outstanding at the Record Time shall evidence one Right for each share of Common Stock evidenced thereby and (ii) uncertificated shares of Common Stock issued and outstanding at the Record Time shall entitle the holder to one Right for each share of Common Stock.

         Until the Separation Time, the Rights will be evidenced only as described in the preceding paragraph. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

         The Rights will not be exercisable until after the Separation Time. The Rights will expire on the earliest of (any such time, the "Expiration Time"):

              (i) The Exchange Time,

              (ii) The Redemption Time,

              (iii) The close of business on the tenth anniversary of the Record Time, and

              (iv) Immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or
         (B) with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date.

After the Expiration Time, no Person shall have any rights pursuant to the Rights Agreement or any Right.

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

         In the event that prior to the Expiration Time a Flip-in Date shall occur, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares


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


of Common Stock or Participating Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date, to the fullest extent that applicable law would not prohibit Rights owned by Acquiring Persons or Affiliates or Associates thereof becoming void pursuant to the provisions thereof, elect to exchange all (but not less than all) the then outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted in order to protect the interests of holders of Rights generally in the event that after the Separation Time an event such as a stock dividend, stock split, reclassification or recapitalization shall have occurred with respect to the Common Stock (such exchange ratio, as adjusted from time to time, being hereinafter referred to as the "Exchange Ratio"). Immediately upon the action of the Board of Directors of the Company electing to exchange the Rights, without any further action and without any notice, the right to exercise the Rights will terminate (the "Termination Time") and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio. Whenever the Company shall become obligated under the provisions described in this paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

         The Rights Agreement provides that prior to the Expiration Time, the Company shall not enter into any agreement with an Acquiring Person with respect to, consummate or permit to occur any Flip-over Transaction or Event (as defined below) unless and until it shall have entered into a supplemental agreement with the Flip-over Entity (i.e., the Person issuing any securities into which shares of Common Stock are being converted or exchanged and, if no such securities are being issued, the other party to such Flip-over Transaction or Event, or the Person receiving the greatest portion of the assets or operating income or cash flow being transferred in a Flip-over Transaction or Event), for the benefit of the holders of the Rights, providing that, upon consummation or occurrence of the Flip-over Transaction or Event:

              (i) Each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the Rights Agreement, that number of shares of Flip-over Stock (i.e., the capital stock with the greatest voting power in respect of the election of directors of the Flip-over Entity) of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price; and

              (ii) The Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes


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


         of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates (as such terms are defined in the Rights Agreement) counted together as a single Person.

         A "Flip-over Transaction or Event" is a transaction or series of transactions on or after a Flip-in Date in which, directly or indirectly:

              (i) The Company shall consolidate or merge with, or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (A) any terms of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or

              (ii) The Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time of the entry by the Company (or any such Subsidiary) into an agreement with respect to such sale or transfer of assets, the Acquiring Person controls the Board of Directors of the Company.

For purposes of the foregoing description, (i) the term "Acquiring Person" includes any Acquiring Person and its Affiliates and Associates (other than the Company), and (ii) an Acquiring Person shall be deemed to control the Company's Board of Directors when, following a Flip-in Date, the persons who were directors of the Company (or persons nominated and/or appointed as directors by vote of a majority of such persons) before the Stock Acquisition Date shall cease to constitute a majority of the Company's Board of Directors.

         The Rights Agreement provides that prior to the Expiration Time, unless the Rights have been redeemed, the Company shall not enter into any agreement with respect to, consummate or permit to occur any Flip-over Transaction or Event if at the time thereof there are any rights, warrants or securities outstanding or any other arrangements, agreements or instruments which would eliminate or otherwise diminish in any material respect the benefits intended to be afforded by the Rights Agreement to the holders of Rights upon consummation of such transaction.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-In Date, elect to redeem all (but not less than all) the then out-


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

standing Rights at the Redemption Price and the Company, at its option, may pay the Redemption Price either in cash or shares of Common Stock or other securities of the Company deemed by the Board of Directors, in the exercise of its sole discretion, to be at least equivalent in value to the Redemption Price. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights (or, if the resolution of the Board of Directors electing to redeem the Rights states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors. Promptly after the Rights are redeemed, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

         As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of resolution of the Company's Board of Directors establishing and designating the Participating Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

ITEM 2.  EXHIBITS.

(1) Shareholder Protection Rights Agreement, dated as of October 15, 1996, between the Company and Mellon Bank, N.A., as Rights Agent (as amended and restated as of May 17, 1999 and including exhibits thereto).


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


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             MELLON BANK CORPORATION


                                             By:  /s/ Carl Krasik
                                                 ------------------------------
                                                 Name:  Carl Krasik
                                                 Title: Secretary


Date: May 17, 1999


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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
----------     -----------

(1) Shareholder Protection Rights Agreement, dated as of October 15, 1996, between the Company and Mellon Bank, N.A., as Rights Agent (as amended and restated as of May 17, 1999 and including exhibits thereto).